SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March  2023

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company") announced that at the Annual Meeting of Shareholders held today the following proposals were approved by the shareholders by the requisite majority:

1.	Approval of a revised Compensation Policy for a period of three years, commencing on January 1, 2023;
2.
Appointment of Mr. Zwi Williger as the Company’s Chairman of the Board (subject to his re-election as a director as detailed in proposal 7), for a period of three years, commencing on the date of approval by the shareholders in the Meeting, according to clause 121(c) to the Israeli Companies Law, 5759-1999 (the "Companies Law").

3.
Appointment of Mr. Joseph Williger, Mr. Zwi Williger's brother, as the Company's CEO, for a period of three years, commencing on the date of approval by the shareholders in the Meeting, according to clause 121(c) to the Companies Law.

4.	Approval of the terms of office of Mr. Zwi Williger, a controlling shareholder, commencing on January 1, 2023;
5.	Approval of the terms of office of Mr. Joseph Williger, commencing on January 1, 2023;
6.
Approval of an extension for a three (3) year period of the Services Agreement between the Company and Willi-Food Investments Ltd., the Company’s controlling shareholder, commencing on January 1, 2023;

7.
Re-election of Mr. Zwi Williger, Mr. Joseph Williger, Mr. Victor Bar as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Companies Law; and Re-election of Mr. Zwi Williger, Mr. Joseph Williger, Mr. Victor Bar as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Companies Law; and

8.
Appointment of BDO Ziv Haft as the Company's independent accounting firm for the year ending on December 31, 2022 and for the period until the next Annual General Meeting of the Company's shareholders.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (File No. 333-199295 and 333-266312).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: March 14, 2023